Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the

CDI Corporation 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-65879) on Form S-8 of CDI Corporation of our report dated June 24, 2008 with respect to the statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of the CDI Corporation 401(k) Savings Plan.

/s/ KPMG, LLP

Philadelphia, Pennsylvania

June 24, 2008